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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastern Point Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 VMI Parade
(No. and Street)

Lexington (City) Virginia (State) 24450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Moreschi (540) 460-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 04 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Moreschi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastern Point Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Principal

Title

Notary Public

LEIGH ANN FORQUER NOTARY PUBLIC ROCKBRIDGE COUNTY REG. # 7753058 MY COMMISSION EXPIRES 09/30/2021 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholders of Eastern Point Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eastern Point Securities, Inc. (the "Company") as of December 31, 2019, the related statement of operations, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Eastern Point Securities, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2011.
Woodland Hills, California
February 26, 2020

Eastern Point Securities, Inc.®

Mailing Address: P.O. Box 115, Lexington VA 24450
Street Address: 410 VM Parade, Lexington VA 24450
Member FINRA

Office: 540.460.3720
Fax: 540.216.0540

Assertions Regarding Exemption Provisions

We, as members of management of Eastern Point Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year beginning January 1, 2019 and ending December 31, 2019 (FISCAL YEAR END).

Eastern Point Securities, Inc.

By:

Robert W. Morochi, Managing Principal

(Name and Title)

February 26, 2020

(Date)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Robert Moreschi, Managing Principal
Eastern Point Securities, Inc.

We have reviewed management's statements, included in the accompanying Eastern Point Securities, Inc. Exemption Report in which (1) Eastern Point Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eastern Point Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k (1) (the "exemption provision") and (2) Company, stated that Eastern Point Securities, Inc. met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Eastern Point Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2011.
Woodland Hills, California
February 26, 2020

EASTERN POINT SECURITIES, INC.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	59,567
Deposit - FINRA CRD account		372
Other assets		25,046
Total assets	$	84,985

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Accounts payable and accrued expenses		3,845
Total liabilities	$	3,845
Stockholders' equity:		
Common stock: no par value, 1,000,000 shares authorized 200 shares issued and outstanding	$	2,000
Additional paid-in-capital		150,000
Distributions		-
Retained earnings		20,226
Net income (Loss)		(91,086)
Total stockholders' equity	$	81,140
Total liabilities and stockholders' equity	$	84,985

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Operations
For the year ended December 31, 2019

REVENUE:			
	12b1/Service Fees- Mutual Funds	$	(32,964)
	12b1/Service Fees-Insurance	$	4,031
	Commissions-Mutual Funds	$	(3,660)
	Other Realized Revenue	$	1,826
	Total loss	$	(30,767)
EXPENSES:			
	Rent	$	8,000
	Professional fees		44,438
	General and administrative		16,009
	Other expense	$	16,085
	Total expenses	$	84,532
NET OPERATING INCOME		$	(115,298)
PLUS: TAX EXPENSE (from loss carryforward)		$	24,213
NET LOSS		$	(91,086)

EASTERN POINT SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2019

	Capital Stock	Additional Paid in Capital	Distributions	Retained Earnings	Total Stockholders' Equity
Ending balance December 31, 2012	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 94,560**	**$ 32,126**
Net loss				(9,632)	(9,632)
Ending balance December 31, 2013	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 84,928**	**$ 22,494**
Distribution			(46,000)		(46,000)
Net Income				76,324	76,324
Ending balance December 31, 2014	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 161,252**	**$ 52,818**
Distribution			-		-
Net loss				(9,698)	(9,698)
Ending balance December 31, 2015	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 151,554**	**$ 43,120**
Distribution			-		-
Net Income				6,439	6,439
Ending balance December 31, 2016	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 157,993**	**$ 49,559**
Distribution			-		-
Net Income				26,551	26,551
Ending balance December 31, 2017	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 184,544**	**$ 76,110**
Distribution			-		-
Net Income				96,116	96,116
Ending balance December 31, 2018	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 280,660**	**$ 172,226**
Distribution			-		-
Net Income (Loss)				(91,086)	(91,086)
Ending balance December 31, 2019	**$ 2,000**	**$ 150,000**	**$ (260,434)**	**$ 189,574**	**$ 81,140**

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (Loss)	$	(91,086)
Adjustments to reconcile net income to net cash provided/(used) in operating activities:		
Increase (decrease) in:		
Accounts Payable	$	(2,934)
(Increase) decrease in:		
Receivable from Mutual Funds		60,410
Other Assets		
Tax Expense		(24,213)
Total adjustments	$	33,264
Net cash provided in operating activities	$	(57,822)
Investing Activities		
Deposit - FINRA (increase) decrease in:		(100)
Net cash used in investing activities		(100)
Financing Activities		
Shareholder distribution		0
Net cash used in financing activities		0
Increase in cash	$	(57,922)
Cash - beginning of year	$	117,489
Cash - end of period	$	59,567
Supplemental disclosure of cash flow information: None		
Income Tax Paid	$	16,085

EASTERN POINT SECURITIES, INC.
Notes to Financial Statements
December 31, 2019

Note 1: Organization

In January 2014, pursuant to NASD Rule 1017, FINRA granted the continuing membership application of Presidio Securities, Inc. (the "Firm" and "Presidio") for approval of its change in ownership and change of name. Specifically, for DS Sigurd, VBT ("DS Sigurd"), 100% owner of Presidio Securities, Inc. which merged with National Trust and Fiduciary Services Company, Inc. ("NTFSC"), DBA Eastern Point Trust Company, Inc. The merger was finalized on December 31, 2013 though FINRA finalized its approval of the CMA process on January 14, 2014. Renamed Eastern Point Securities, Inc., (the Company) is 100% owned by NTFSC. As the proposed change did not involve any modification to the Firm's management, supervisory structure or business activities, the Firm was approved to operate and conduct business as set forth in their current Membership Agreements (which covers each firm and all successors). The Firm amended its Form BD to reflect the new ownership structure.

Subsequent to the merger, the owners of the holding company, National Trust and Fiduciary Services Company, Inc., voted unanimously to convert Eastern Point Securities, Inc. from an "S" corporation to a "C" corporation. As part of the conversion, there was an adjustment made to shareholder's equity in the amount of $850.43, labeled "Opening Balance Equity" in the 2015 financial statements.

Presidio Securities, Inc. (the Firm) was approved on December 1, 2011 as a domestic corporation in the State of Virginia. Eastern Point Securities, Inc. (The Company) is currently registered as a broker-dealer under Section l5(b) of The Securities Exchange Act of 1934, with FINRA and with the state of Virginia. On April 30, 2010, The Company had obtained a continuance in membership agreement with FINRA with regards to the sale of more than 75% of the firm to D.S. Sigurd VBT, a trust whose beneficial owner is Mr. Edward Armand.

The Company does not hold or maintain funds or securities or provide clearing services to other broker-dealer(s) and is currently approved to do business as a mutual fund retailer and broker or dealer selling variable annuities.

2018 update -- National Trust and Fiduciary Services Company, Inc. (NTFSC) is the parent of Eastern Point Trust Company (DBA "Eastern Point Trust Company").

National Trust and Fiduciary Services Company, Inc. as part of its plan to facilitate its intended change of its home charter formally removed its DBA registration as Eastern Point Trust Company.

A new sister firm named "Eastern Point Trust Company" was created and is assuming the business operations and assets of National Trust and Fiduciary Services Company, Inc. pursuant to the plan of merger.

As such, Eastern Point Securities, Inc. submitted a materiality consultation to FINRA related to the change in ownership which will occur with the transfer/ merger from National Trust and Fiduciary Services Company, Inc. to Eastern Point Trust Company.

FINRA approved the change on November 12, 2018.

Note 2: Summary of Significant Accounting Policies Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the repo1ting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2019, the Company had a cash balance of $59,567.27.

Revenue Recognition

The Company generates income from trailing fees (12b-1) as concessions and related brokerage fees as transaction fees. Company recognizes revenue when the transactions are completed and the 12b-1 fees are received, except, per FINRA guidance, the Company shows accrued trailing fees and commissions for the just completed month as an Accounts Receivable (fees and commissions earned for the month but not yet received).

The Company adopted Financial Accounting Standards ("SFAS") ASC 606 Revenue Recognition. The company reviewed and analyzed: all selling agreements, performance obligations under these agreements, performance obligations of the contra party to these agreements, the pricing under these agreements, and revenue and cost generation under these agreements. The ASC 606 had no effect on the Company's financials.

Professional Fees:

At present the Company has a total of 1 registered representatives working as independent contractors and paid as professional services. As of December 31, 2019, the Company paid

$44,437.64 for professional fees.

Comprehensive Income:

The Company adopted SPAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2019. The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities Owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: Income Taxes

The Company, with the consent of its stockholder, is taxed as a C corporation for Federal and State income tax purposes. Thus, the Company is liable for taxes on its profits. Under Tax Regulation (IRC 6501 (a) and section 301.6501 (a) – 1(a), the IRS is required to assess tax within 3 years after the tax return is filed with IRS.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company had no financial instruments to measure for fair value as of December 31, 2019.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital and net capital requirements of approximately $55,722.46 and $5,000 respectively. The Company's net capital ratio was 6.90% which is less than 15:1.

Note 7: Recently issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU No. 2016-02, "Lease (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. The company's lease obligation is less than 12 months.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is a minimum of $250.00/month or $3,000.00/year. Anything over 10 hours per month is charged at the $25.00/hour rate. While the agreement runs for twelve months it does not contain termination language that would obligate the Company to pay beyond the current month. In 2019 the total rent paid as shown on the financial statements was $8,000.00.

Note 9: Subsequent Events

Financial statements were approved by management and available for issuance on February 26, 2020. Events subsequent to December 31, 2019 have been evaluated through this date. No material changes or events have occurred that would have a material impact on the financial statements.

Note 10: Licensing and Royalty Agreement

In 2015, Eastern Point Securities, Inc. and its parent at that time, National Trust and Fiduciary Services Company, Inc. (NTFSC), dba Eastern Point Trust Company, Inc. (EPTC) proposed a Licensing and Royalty Agreement for the purpose of the broker-dealer compensating the Trust Company for business and services rendered. Without the business of the Trust Company, there would not be a revenue stream for Eastern Point Securities, Inc. While payments were made in 2015, the agreement was submitted to FINRA for review. On February 16, 2016, FINRA completed its review of the agreement and allowed its continued use. Said payments totaled $0.00 in 2019.

Note 11: Mutual Fund Transactions

Mutual Fund trades are placed by Eastern Point Trust Company, Inc. (EPTC). The relationship with Broadridge (Matrix Financial Solutions) was terminated November 13, 2018. A replacement agreement was executed with National Securities Clearing Corporation (NSCC), a subsidiary of The Depository Trust & Clearing Corporation (DTCC). The effective date was January 16, 2019. The custodian agreement with NSCC includes fees to be paid by to DTCC, primarily for trade processing. Offsetting this expense is revenue from Mutual Fund fees. Statements are sent quarterly. Ongoing challenges related to onboarding with NSCC and the inability to satisfactorily resolve these challenges resulted in the agreement being terminated effective October 28, 2019. The company is in final negotiations with another clearing firm and expects to have the agreement executed in the first quarter of 2020.

Note 12: Related Party Transaction

All of the Company's revenue is derived from its parent's operation, National Trust and Fiduciary Services Company, Inc. (Note 1 contains information regarding a change in parent from National Trust and Fiduciary Services Company, Inc. to Eastern Point Trust Company).

Note 13: Accrued Revenue

Due to the challenges and ultimately the termination of the agreement with NSCC, the accrued revenue that would normally been paid to the company was not paid/received. In the course of attempting to resolve the challenges, EPTC transferred all of its Trust accounts to Huntington National Bank (HNB), so as to be able to continue to service existing accounts and accept new accounts. HNB does not serve as a clearing firm for other broker-dealers so EPS was not able to receive the accrued revenue that it would normally receive. At the end of 2019, the firm wrote off 100% of the accrued revenue from mutual funds. The total write-off was $276,458.67, with $251,525.62 from mutual fund service fees and $24,933.05 from mutual fund commissions. Accrued insurance revenue ($832.94) was not written off as insurance revenue continued to be paid to the firm during 2019.

Note 14: Legal

In 2019 the firm incurred significant legal expenses (which were reimbursed) due to a Securities and Exchange Commission (SEC) request for a production of documents and information. The SEC's request for production was related to the activities of a single client of Eastern Point Trust Company (EPTC.) EPTC is the parent company of Eastern Point Securities, Inc. Although the focus of the request was not on the broker-dealer, Eastern Point Securities, Inc. personnel had to devote a considerable amount of time to providing documents to the SEC, in addition to outside counsel legal expenses. As the SEC request for production was related to a single EPTC client (a Florida-based non-for profit pooled trust in the period 2014-2017) and not a client of the broker-dealer, EPTC reimbursed the broker-dealer for certain costs associated with compliance with the SEC request for production.

Note 15: Taxes

Due to the write-off of receivables deemed uncollectable (see Note 13) the firm incurred a net loss in 2019 of $115,298.36. At a combined federal and state corporate tax rate of 21% the loss yielded a tax benefit of $24,212.66, thereby reducing the effective net loss to $91,085.70.

EASTERN POINT SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

	Focus 12/31/19		Audit 12/31/19		Change	
Stockholders' equity, December 31, 2019	$	81,140	$	81,140	$	-
Subtract - Non allowable assets:						
Other asset		(25,418)		(25,418)		-
Tentative net capital	$	55,722	$	55,722		-
Haircuts:		-		-		-
NET CAPITAL	$	55,722	$	55,722	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	50,722	$	50,722	$	-
Aggregate indebtedness	$	3,845	$	3,845	$	-
Ratio of aggregate indebtedness to net capital		0.069		0.069		

There was no difference noted between the Audit and Focus report as of December 31, 2019.

The accompanying notes are an integral part of these financial statements

EASTERN POINT SECURITIES , INC.
December 31, 2019

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 k (1)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the k (1) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(4) as it meets the minimum assessment as called for in the Section 4(d)(1) of the Securities Investor Protection Act of 1970

The accompanying notes are an integral part of these financial statements